COUNTRYWIDE CREDIT INDUSTRIES, INC. AND SUBSIDIARIES
         EXHIBIT 11.1 - STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
                             Year ended February 28,
              (Dollar amounts in thousands, except per share data)


                                     1995       1994        1993
PRIMARY
 Net earnings                       $88,407   $179,460    $140,073
 Preferred stock dividend
 requirement                        -             (732)     (3,482)

 Net earnings applicable to common
 stock                              $88,407   $178,728    $136,591


 Average shares outstanding          91,240     88,792      80,678
 Net effect of dilutive stock
 options - based on the treasury
  stock method using average
  market price                          847      1,709        1,836

     Total average shares            92,087     90,501       82,514

 Per share amount                     $0.96      $1.97        $1.65


FULLY DILUTED
 Net earnings                       $88,407   $179,460     $140,073


 Average shares outstanding          91,240     88,792       80,677
 Net effect of dilutive stock
 options -- based on the treasury
  stock method using the year-end
  market price, if higher
  than average market price             976      1,709        2,387
 Assumed conversion of convertible
preferred shares                    -            1,944        9,150

     Total average shares            92,216     92,445       92,214

 Per share amount                     $0.96      $1.94        $1.52